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                                                              Exhibit (d)(9)(ii)

                         Loomis, Sayles & Company, L.P.
                              One Financial Center
                                Boston, MA 02111

July 1, 2004

Loomis Sayles Funds II
Loomis Sayles High Income Fund
399 Boylston Street
Boston, MA 02116
Attn: Nicholas Palmerino, Treasurer

Re: Loomis Sayles High Income Fund Advisory Agreement Addendum

Dear Mr. Palmerino:

The Advisory Agreement dated September 12, 2003 between Loomis Sayles Funds II (the "Trust") with respect to its Loomis Sayles High Income Fund (the "Series") and Loomis, Sayles & Company, L.P. (the "Adviser") is hereby revised effective July 1, 2004 to delete section 7 and to replace it with the following:

     7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.60% of the average daily net assets of the Series or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust's obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Sincerely,


/s/ Kevin Charleston
---------------------------------
Kevin Charleston
Chief Financial Officer

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ACCEPTED AND AGREED TO:
Loomis Sayles Funds II for
Loomis Sayles High Income Fund


By: /s/ Nicholas Palmerino
    -----------------------------
    Nicholas Palmerino
Title: Treasurer

Date: July 1, 2004

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